Exhibit 1.01

CONFLICT MINERALS REPORT

HEICO Corporation ("HEICO" or the "Company") has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The filing date of this Conflict Minerals Report is May 28, 2015.

As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

Certain statements in this Conflict Minerals Report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and are generally intended to identify forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that its necessary Conflict Minerals benefit armed groups.

Any forward-looking statement contained herein is subject to risks, uncertainties and contingencies that could cause actual actions or performance to differ materially from those expressed in the forward-looking statement. The Company has based these forward-looking statements on its current expectations about future events. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond the Company's control, which may cause actual performance or achievements to differ materially from anticipated performance or achievements. These risks, uncertainties and contingencies include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company's direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States of America or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Part I. Business Overview; Applicability of Conflict Minerals Rule

HEICO believes it is the world’s largest manufacturer of Federal Aviation Administration-approved jet engine and aircraft component replacement parts, other than the original equipment manufacturers and their subcontractors. HEICO also believes it is a leading manufacturer of various types of electronic equipment for the aviation, defense, space, industrial, medical, telecommunications and electronics industries. For further information concerning HEICO's products, see the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2014. The information contained in the Company's Form 10-K is not incorporated by reference into this Conflict Minerals Report or the Form SD to which it is an exhibit and should not be considered part of this Conflict Minerals Report or the Form SD.

Certain of the products manufactured or contracted to be manufactured by the Company contain Conflict Minerals that are necessary to the products' functionality or production and therefore subject HEICO to the requirements of the Conflict Minerals Rule.

HEICO does not directly source Conflict Minerals from mines, smelters or refiners, and is in most cases several or more levels removed from these market participants. The Company therefore has limited influence over them. Furthermore, because of the depth, breadth and constant evolution of the Company's supply chain and competitive factors affecting its supplier base, the Company often has difficulty identifying actors upstream from its direct suppliers. Notwithstanding its due diligence efforts, which are discussed herein, for 2014, HEICO was unable to determine the origin of the necessary Conflict Minerals contained in the products that it manufactured or contracted to manufacture. For additional information concerning the Company's in-scope products, see "Product Information" below.

For 2014, none of the necessary Conflict Minerals contained in HEICO's in-scope products were determined by it to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, HEICO did not conclude that any of its products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.

Part II. Reasonable Country of Origin Inquiry

As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry" ("RCOI"). We designed our RCOI in good faith to determine the origin of Conflict Minerals that are necessary to the functionality or production of products that we contract to manufacture.

Our outreach included suppliers (the "Suppliers") that we identified as having contracted to manufacture for us products or as having sold us products or components included in products that we manufactured that contained or that we believe may have contained necessary Conflict Minerals. We determined which of our products were in-scope or potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries and other information known to us. Products that we contracted to manufacture also were determined to be in-scope or potentially in-scope based on our degree of influence over the products' manufacture.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

Part III. Due Diligence

A.    Due Diligence Program Design

1.    Design Framework

For its due diligence, the Company utilizes the framework contemplated by the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Framework").

2.    Selected Elements of Design Framework

Selected elements of our program design are discussed below. However, these are not all of the elements of the program (the "Program") that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Framework for each of the five steps. Selected due diligence measures that we took in respect of 2014 are discussed under "Due Diligence Program Execution."

Establish Strong Company Management Systems

Conflict Minerals Policy and Grievance Mechanism

The Company has a Conflict Minerals Policy (the "Policy"). The Policy contains a mechanism for employees, suppliers and other interested parties to report violations of the Policy. The Policy indicates that suppliers who supply or manufacture components, parts or products containing Conflict Minerals are expected to:

•	Source those minerals from sources that do not directly or indirectly benefit or finance armed groups in DRC or one of its adjoining countries.

•	Implement and communicate to their personnel and suppliers policies that are consistent with the Policy, and require their direct and indirect suppliers to do the same.

•	Familiarize themselves with the Conflict Minerals Rule and the OECD Framework.

•	Put in place procedures for the traceability of Conflict Minerals at least to the smelter or refiner level, working with their direct and indirect suppliers as applicable.

•	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free, and require their direct and indirect suppliers to do the same.

•	Maintain reviewable business records supporting the source of Conflict Minerals.

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From time to time, at HEICO’s request, provide to HEICO written certifications and other information concerning the origin of Conflict Minerals included in products and components supplied to HEICO and the supplier's compliance with the Policy generally, and require their direct and indirect suppliers to do the same.

•	Establish, and require their direct and indirect suppliers to establish, policies, due diligence frameworks and management systems that are consistent with the OECD Framework.

The Policy indicates that HEICO reserves the right to request supplier information to assess and monitor compliance with the Policy and indicates that a non-compliant supplier may be subject to completing a corrective action plan or possible termination of the business relationship. Furthermore, the Policy also includes a grievance mechanism that enables parties to provide information regarding Policy violations.

The Policy is communicated internally in writing to selected personnel and is posted on the Company's website.

Conflict Minerals Committee

The Company has a Conflict Minerals Committee (the "Committee") that is comprised of personnel from accounting/finance, engineering, internal audit, legal and procurement. The Committee is chartered to develop, oversee the execution of, and report on the results of the Program. The Committee is supplemented by a project manager at each subsidiary with in-scope products. The Company also utilizes specialist outside counsel to advise on certain aspects of the Program.

Internal Communications and Training

The Company has developed training materials and hosts educational sessions for the project managers and members of the Committee and selected other personnel with respect to the Conflict Minerals Rule and the Program. In addition, selected employees are sent a copy of the Policy and materials discussing the Conflict Minerals Rule and the Program.

Data Collection and Retention

The Company uses the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the "CFSI") to identify smelters and refiners in its supply chain. The Company uses an internal electronic repository system to maintain business records relating to its Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions.

External Communications

Each year, the Company furnishes an introductory letter describing the Conflict Minerals Rule and various aspects of the Program and compliance relating to the rule generally to suppliers that the Company determined to potentially be in-scope for that year.

Identify and Assess Risks in the Supply Chain

The Company sends the Conflict Minerals Reporting Template to the designated suppliers. The Company takes an individualized approach when determining the number and nature of follow-up attempts for non-responsive suppliers.

Supplier responses are assessed against written criteria established by the Company to assist in identifying risks. Under the process designed by the Company, further supplier inquiry and/or receipt of corroborating evidence is required if the supplier's response contains specified attributes that the Company identifies as higher risk in regard to the origin of the Conflict Minerals covered by the response.

Smelter and refiner information provided by suppliers is reviewed against the Standard Smelter Names tab of the Conflict Minerals Reporting Template. To the extent that a smelter or refiner identified by a supplier is not on this list, the Company takes additional steps to attempt to determine whether the listed entity is a smelter or refiner.

Smelter and refiner information also is reviewed against the lists of "compliant" and "active" smelters and refiners published by the CFSI. To the extent that a smelter or refiner identified by a supplier is not listed as compliant by the CFSI, the Company requests further information from the supplier, consults publicly available information or attempts to contact the smelter or refiner to determine whether it obtained Conflict Minerals from sources that directly or indirectly financed or benefited armed groups in the DRC or an adjoining country.

Design and Implement a Strategy to Respond to Identified Risks

Senior management of the Company is briefed on Program findings. Any identified risks are assessed and addressed on a case-by-case basis.

See "Additional Risk Mitigation Measures" below for additional steps that the Company intends to take to mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups.

Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices

The Program utilizes information made available by the CFSI concerning independent third-party audits of smelters and refiners.

Report Annually on Supply Chain Due Diligence

Each year, the Company files a Form SD and, to the extent applicable, a Conflict Minerals Report. The Form SD and the Conflict Minerals Report are made available on HEICO's website.

B.    Due Diligence Program Execution

Conflict Minerals due diligence measures performed by the Company in respect of 2014 are discussed below. These are not all of the measures that the Company took in furtherance of its Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Framework.

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The Company sent requests to approximately 1,000 Suppliers to provide it with a completed Conflict Minerals Reporting Template. The Company requested that the Suppliers furnish it with a completed template at the product level. The Company followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request.

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The Company made further inquiries of Suppliers that provided responses that contained specified attributes that the Company identified as higher risk in regard to the origin of the Conflict Minerals covered by the response.

•	Senior management of the Company was briefed on Program findings.

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In addition, to mitigate the risk that the necessary Conflict Minerals in its in-scope products support conflict in the DRC and its adjoining countries, the Company increased its training of subsidiary personnel with respect to the Program and the Company's compliance expectations for suppliers.

Part IV. Product Information

Notwithstanding its due diligence efforts, for 2014, the Company was unable to determine the smelters or refiners or countries of origin of the necessary Conflict Minerals contained in the products that it manufactured or contracted to manufacture. Supplier responses received were either prepared at the Supplier company level or otherwise omitted information concerning the smelters and refiners in the Company's supply chain.

The following categories of products were in-scope for 2014. However, not all of the Company's products in these categories were in-scope.

•	Factory-New Jet Engine and Aircraft Component Replacement Parts

•	Parts Utilized in Repair and Overhaul Services

•	Specialty Aircraft/Defense Related Parts

•	Electro-Optical Infrared Simulation and Test Equipment

•	Electro-Optical Laser Products

•	Electro-Optical, Microwave and Other Power Equipment

•	Electromagnetic and Radio Interference Shielding

•	High-Speed Interface Products

•	High Voltage Interconnection Devices

•	High Voltage Advanced Power Electronics

•	Power Conversion Products

•	Underwater Locator Beacons

•	Traveling Wave Tube Amplifiers and Microwave Power Modules

•	Three-Dimensional Microelectronic and Stacked Memory Products

•	Harsh environment connectivity products and custom molded cable assemblies

•	RF and microwave amplifiers, transmitters and receivers

For 2014, none of the necessary Conflict Minerals contained in the Company's in-scope products were determined by it to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country. However, the Company did not conclude that any of its products were "DRC conflict free."

The Company has endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in its in-scope products by requesting that the Suppliers provide the Company with a completed Conflict Minerals Reporting Template. Under the Program's procedures, if a smelter or refiner in the Company's supply chain is identified by the Company, to the extent available, the Company also will request further information from the supplier, consult publicly available information or attempt to contact the smelter or refiner to determine the mine or location of origin.

Additional Risk Mitigation Measures

The Company intends to perform the following additional activities to mitigate the risk that the necessary Conflict Minerals in its in-scope products are benefiting armed groups in the DRC or its adjoining countries:

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Provide continuing education for the Committee and Project Managers and other relevant personnel concerning developments affecting the Conflict Minerals Rule, market practice and the Program to enhance the effectiveness of the Program.

•	Encourage Suppliers that provided company level information for 2014 to provide product level information for 2015 through ongoing outreach with these Suppliers.

•	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

•	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

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Communicate to new suppliers the Company's sourcing expectations, including through the dissemination of the Policy to them. In addition, as new suppliers are on-boarded, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Framework.